# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cantor Equity Partners, Inc., CIK 0001865602
CUSIP: G4491L104
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 110 East 59th Street, New York, New York (NY), 10022
Date of event which requires filing of this statement: 12/26/2024
Amends the filing with accession number 0001213900-24-071575
Filed by CIK 0002029095
Persons authorized to receive notices and communications: Howard W. Lutnick, 110 East 59th Street, New York, New York (NY), 10022, 212-938-5000

## Reporting persons
- Cantor EP Holdings, LLC (CIK 0002029095): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,800,000; sole dispositive power 0; shared dispositive power 2,800,000; aggregate amount beneficially owned 2,800,000 (21.9% of the class)
- Cantor Fitzgerald, L.P. (CIK 0001024896): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,800,000; sole dispositive power 0; shared dispositive power 2,800,000; aggregate amount beneficially owned 2,800,000 (21.9% of the class)
- CF Group Management, Inc. (CIK 0001251145): type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,800,000; sole dispositive power 0; shared dispositive power 2,800,000; aggregate amount beneficially owned 2,800,000 (21.9% of the class)
- Howard W. Lutnick (CIK 0001250975): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,800,000; sole dispositive power 0; shared dispositive power 2,800,000; aggregate amount beneficially owned 2,800,000 (21.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: Cantor Equity Partners, Inc.
Address of issuer's principal executive offices: 110 East 59th Street, New York, New York (NY), 10022
Comment: This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC') on August 21, 2024 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on November 21, 2024 ("Amendment No. 1" and, together with the Original Schedule 13D, the "Prior Schedule 13D") by Cantor EP Holdings, LLC, a Delaware limited liability company (the "Sponsor"), Cantor Fitzgerald, L.P., a Delaware limited partnership ("Cantor"), CF Group Management, Inc., a New York corporation ("CFGM") and Howard W. Lutnick (collectively, the "Reporting Persons") relating to their beneficial ownership of Class A ordinary shares, par value $0.0001 per share, of the Issuer ("Class A Ordinary Shares") and Class B ordinary shares, par value $0.0001 per share, of the Issuer ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"). Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Prior Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Prior Schedule 13D is hereby amended and restated as follows:

The aggregate number and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is on the basis of a total of 12,800,000 Ordinary Shares, including 10,300,000 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares, issued and outstanding as of November 13, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 13, 2024.

As of the date hereof, the Sponsor directly owns 300,000 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares, which Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination, or at any time and from time to time at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share dividends, reorganizations, recapitalizations and the like, and as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-280230). None of the other Reporting Persons directly own any Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Prior Schedule 13D is hereby amended and restated as follows:

As of the date hereof:

(i) the Sponsor directly owns, is the beneficial owner of, and has shared voting and dispositive power with respect to, 2,800,000 Ordinary Shares (consisting of 2,500,000 Class A Ordinary Shares and 300,000 Class B Ordinary Shares, which Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination, or at any time and from time to time at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share dividends, reorganizations, recapitalizations and the like, and as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-280230), which represent 21.9% of the Issuer's issued and outstanding Ordinary Shares.
(ii) Cantor, as the sole member of the Sponsor, controls the Sponsor and may be deemed to beneficially own, and has shared voting and dispositive power with respect to, the 2,800,000 Ordinary Shares directly owned by the Sponsor, which represent 21.9% of the Issuer's issued and outstanding Ordinary Shares. Cantor disclaims any ownership of such Ordinary Shares other than to the extent of any pecuniary interest it may have therein, directly or indirectly.
(iii) CFGM, as the managing general partner of Cantor, controls Cantor and may be deemed to beneficially own, and has shared voting and dispositive power with respect to, the 2,800,000 Ordinary Shares directly owned by the Sponsor, which represent 21.9% of the Issuer's issued and outstanding Ordinary Shares. CFGM disclaims any ownership of such Ordinary Shares other than to the extent of any pecuniary interest it may have therein, directly or indirectly.
(iv) Howard W. Lutnick, as the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM's sole stockholder, controls CFGM and may be deemed to beneficially own, and has shared voting and dispositive power with respect to, the 2,800,000 Ordinary Shares directly owned by the Sponsor, which represent 21.9% of the Issuer's issued and outstanding Ordinary Shares. Mr. Lutnick disclaims any ownership of such Ordinary Shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Prior Schedule 13D is hereby amended and supplemented by updating previously reported information with respect to the following item:

On December 26, 2024, Mr. Lutnick resigned as a member of the board of directors of the Issuer (the "Board") and as the Chairman and Chief Executive Officer of the Issuer effective immediately. Mr. Lutnick's resignation follows his recent nomination by U.S. President Donald J. Trump to serve as U.S. Secretary of Commerce.

## Signatures
- Cantor EP Holdings, LLC: /s/ Howard W. Lutnick, Howard W. Lutnick / Chairman (12/27/2024)
- Cantor Fitzgerald, L.P.: /s/ Howard W. Lutnick, Howard W. Lutnick / Chairman and Chief Executive Officer (12/27/2024)
- CF Group Management, Inc.: /s/ Howard W. Lutnick, Howard W. Lutnick / Chairman and Chief Executive Officer (12/27/2024)
- Howard W. Lutnick: /s/ Howard W. Lutnick, Howard W. Lutnick (12/27/2024)